Corsair Partnering Corporation

717 Fifth Avenue, 24th Floor

New York, NY 10022

March 22, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Ms. Maryse Mills-Apenteng

Re:	Corsair Partnering Corporation Registration Statement on Form S-1, as amended (File No. 333-254003)

Dear Ms. Maryse Mills-Apenteng:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on March 24, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 with any questions or comments with respect to this letter.

Sincerely,

Corsair Partnering Corporation

By:	/s/ Jeremy S. Schein
Name: Jeremy S. Schein
Title: President

Via EDGAR

CC: Derek J. Dostal, Davis Polk & Wardwell LLP